FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1. Name and Address of Company

Adastra Holdings Ltd. (the "Company")
5451 - 275 Street
Langley, BC  V4W 3X8

Item 2. Date of Material Change

August 30, 2022

Item 3. News Release

The news release was issued and disseminated via Accesswire on August 30, 2022 and filed on SEDAR at www.sedar.com.

Item 4. Summary of Material Change

The Company announced that it has entered into an agreement effective August 30, 2022, with a third party (the "Agreement"), whereby the Company has the right and option to terminate an exclusive amended license agreement dated December 4, 2020 (the "Phyto License Agreement") between the third party and 1204581 B.C. Ltd. ("Phyto"), a wholly-owned subsidiary of the Company which was acquired by the Company on September 15, 2021.

Item 5. Full Description of Material Change

5.1 Full Description of Material Change

The Phyto License Agreement was a legacy contract of Phyto, whereby Phyto utilized the third party's licensing status with Health Canada to exclusively package and sell its popular "Phyto" branded cannabis consumer packaged products on its behalf in consideration for payment of royalties back to Phyto.  Pursuant to the terms of the Agreement, the Company (which independently has the licensing and operations to package, distribute and sell the "Phyto" branded products "in-house") negotiated terms with the third party to terminate the Phyto License Agreement, provided that the Company satisfies the following three conditions on or before September 30, 2022:

• The Company must pay the third party 50% of the third party's historical fees and expenses charged by a data company under a cannabis data sales agreement. The amount is to be set off against amounts owed by the third party to the Company.  The Company will continue to be responsible for the payment of 50% of the ongoing fees and expenses owed by the third party to the data company under the cannabis data sales agreement until the Company enters into a separate agreement with the data company for the provision of data relating services related to the sale of the Company's cannabis products. Once the Company and the data company execute such an agreement, the Company will provide the third party with payment of a final amount of 50% of the fees and expenses owed by the third party to the data company, being fees and expenses incurred up to the date of the Company/data company agreement.

• The Company must complete delivery, on or before September 30, 2022, of 250,000 units of unfinished "Roilty" or "Phyto" branded cannabis products (not packaged, labelled or excise stamped) to the third party, with a discount for the benefit of the third party.

• The Company must pay in cash an amount representing all functional outstanding unfinished Phyto branded product and all functional Phyto branded packaging material held by the third party as of September 30, 2022.

Under the Agreement, the Company may deliver a notice and certification to the third party certifying that the foregoing conditions have been met on or before September 30, 2022. The third party will have three business days to deliver a dispute notification, setting out in reasonable detail the reasons for disputing the certification. If no dispute notice is sent, the Phyto License Agreement terminates ten days from the date of delivery of the certification.

Additionally, under the Agreement, Phyto has agreed to reduce fees owed to Phyto under the Phyto License Agreement to 0% of the gross profit on product sales by the third party (of product manufactured by the Company) from March 1, 2022, to November 30, 2022.

If the Company opts-out or fails to meet the foregoing conditions by September 30, 2022, the Phyto License Agreement will continue to October 31, 2023, except that fees due to Phyto for product sales (on product manufactured by the Company) will be increased from zero percent (0%) to fifty percent (50%) of the gross profit of the third party from all sales of such product made by the third party on or after December 1, 2022 until October 31, 2023.

5.2 Disclosure for Restructuring Transactions

Not applicable.

Item 6. Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7. Omitted Information

None.

Item 8. Executive Officer

Michael Forbes, CEO, Corporate Secretary and Director
Telephone: (778) 715-5011

Item 9. Date of Report

November 29, 2022